Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

December 11, 2014

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp. 2
Amendment No. 1 to Registration Statement on Form S-1
Filed November 5, 2014
File No. 333-1198988

Dear Mr. Riedler:

On behalf of our client Quinpario Acquisition Corp. 2 (the “Company”), we respond as follows to the Staff’s comment letter, dated November 20, 2014, relating to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. In addition, this amendment updates certain of the disclosures contained in the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Mr. Austin Stephenson. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

December 11, 2014

Capitalization, page 50

1.	In the second paragraph of your response to previous comment 6 you indicate that the publicly issued shares do not have a mandatory redemption feature since, if no business combination is completed in the time period in which you are required to do so, you will only be required to redeem the public shares with the proceeds of the offering held in the trust account as part of your liquidation and dissolution. As it appears from your disclosure in the first paragraph on page 65 that redemption of these shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after the redemption of your publicly issued shares, please tell us why it is not appropriate to classify these shares:

●	As liabilities under ASC 480-10-25-4 as they otherwise appear to meet the definition of a mandatorily redeemable financial instrument in ASC 480-10-20; or;

●	Entirely in the mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A if liability classification is inappropriate. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Response: We respectfully disagree with the Staff’s conclusion that the redemption of public shares is independent of the Company’s liquidation and dissolution. While the redemption of the public shares technically happens as a first step, the reason for this was solely to ensure that public holders received their liquidation proceeds as soon as possible and weren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, each initial stockholder of the Company will execute a letter agreement, the form of which is being filed with Amendment No. 1 as Exhibit 10.1, prior to the effectiveness of this offering whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, we respectfully believe that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, we believe we have accounted for the shares correctly. We have revised the disclosure on page 65 of the Registration Statement (and elsewhere in the Registration Statement as appropriate) to reflect the foregoing.

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Securities and Exchange Commission

December 11, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Jeffry N. Quinn
Quinpario Acquisition Corp. 2

Mr. Christian O. Nagler
Kirkland & Ellis LLP